NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS DECEMBER DISTRIBUTION AND CLOSING OF REAL ESTATE DISPOSITION

Calgary, Alberta – December 6, 2007 (TSX – PMT.UN) Paramount Energy Trust ("PET" or the "Trust") confirmed today that its distribution to be paid on January 15, 2008 in respect of income received by PET for the month of December 2007, for Unitholders of record on December 31, 2007, will be $0.10 per Trust Unit.  The ex-distribution date is December 27, 2007.  The December 2007 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $11.924 per Trust Unit.

The Trust is also pleased to confirm the closing of the sale of the Calgary office building that it owned and occupied on December 3, 2007. Concurrent with the real estate disposition, PET has relocated its head office to 3200, 605 – 5th Avenue SW, Calgary, Alberta, T2P 3H5.

With the proceeds of approximately $35 million from this transaction and PET’s current payout ratio of approximately 50%, the Trust projects that it will exit 2007 with less than $340 million of net bank debt, leaving more than $60 million of availability on its bank lines of $400 million, which have been confirmed at that level through May 2008.

Natural gas prices continue to be highly volatile largely around uncertainty regarding winter weather and its effect on natural gas demand and storage. PET remains cautious in its outlook with respect to near term natural gas prices and continues to actively manage its risk management program.  Financial and physical forward sales arrangements at the AECO and NYMEX trading hubs as at December 6, 2007 are as follows:

Type of contract	Volumes at AECO (2) (GJ/d)	% of Current Production	Price ($/GJ)	Current Forward Price ($/GJ)	Term
Financial	57,500		7.31		January 2008 – March 2008
Physical	12,500		7.43		January 2008 – March 2008
Period total, net (1)	70,000	36	7.34	6.34	January 2008 – March 2008
Financial	55,000		7.40		April – October 2008
Physical	5,000		6.68		April – October 2008
Period total AECO, net (1)	60,000		7.34	6.45	April – October 2008
Financial NYMEX	7,500		7.78 US$		April – October 2008
Period total NYMEX, net (1)	7,500		7.78 US$	7.58 US$	April – October 2008
Period total, net (1)	67,500	35			April – October 2008
Financial	57,500		7.77		November 2008 – March 2009
Physical	7,500		8.36		November 2008 – March 2009
Period total, net (1)	65,000	34	7.84	7.52	November 2008 – March 2009

(1)

Weighted average prices are calculated by netting the volumes of the financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the financial and physical contracts.

(2)

All transactions at AECO unless identified specifically as a NYMEX transaction.

In addition to the mark to market gains inherent in the existing hedge book of approximately $22 million, PET has realized gains totaling approximately $62 million to-date in 2007 on financial and physical forward sales contracts including the crystallization of forward positions.  PET crystallized gains totalling approximately $7 million on winter 2007-2008 and calendar 2008 positions in late November. PET will continue to closely monitor the market drivers with respect to near term natural gas prices and will proactively manage the Trust’s forward price exposure.

The Board of Directors of the Administrator of PET has approved a capital expenditure budget of $108 million for 2008, of which approximately $48 million will be spent in the first quarter. The program is designed to maintain the Trust’s natural gas production. The actual magnitude of the Trust’s capital spending program for the final three quarters of 2008 will be in part dictated by commodity prices and other market considerations.

The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.10 per Trust Unit, for 2008 at certain AECO natural gas price levels and incorporating all of the Trust’s current financial hedges and physical forward sales contracts and assuming the projects currently identified in the 2008 budget are completed with the results as budgeted. Actual projects and results will vary.

	Average AECO Monthly Index Gas Price January to December 2008 ($/GJ) (2)
Funds flow sensitivity analysis	$5.50	$6.50	$7.50
Natural gas production (MMcfe/d) (1)	190	190	190
Realized gas price ($/Mcfe)	6.48	7.06	7.89
Funds flow (3) ($million/month)	16.4	19.2	23.2
Per Trust Unit ($/Unit/month)	0.147	0.172	0.208
Payout ratio (3) (%)	68	58	48
Ending total net debt (4) ($million)	577	544	496
Ending total net debt to funds flow ratio (4) (times)	2.9	2.4	1.8

(1)

Includes working interest and royalty interest production.

(2)

Average AECO Monthly Index price for January-December 2008 at December 6, 2007 was approximately $6.53/GJ.

(3)

These are non-GAAP measures; see “Significant Accounting Policies and Non-GAAP measures” in Management’s Discussion and Analysis in the Trust’s Third Quarter Interim Report.

(4)

Calculated as ending total net debt (including convertible debentures) divided by annualized funds flow.

Based on current natural gas prices, PET expects to maintain monthly distributions at the current level for the foreseeable future.  The Trust continues to focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital spending programs. PET reviews distributions on a monthly basis based on cash flow projections which incorporate PET’s base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and the Trust’s capital spending program and projected production additions. Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”).  Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of the Trust’s Management’s Discussion and Analysis.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B", and "PMT.DB.C" respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

E-mail:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.